UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on November 7, 2012, reporting the results for the period ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: November 7, 2012	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Reports Record Q3 2012 Financial Results

Revenues Grow 16%, Non-GAAP Operating Income Increases 65%, Non-
GAAP Operating Margin Rises to 17%, Non-GAAP diluted EPS Increases 100%

Tel Aviv, Israel – November 7, 2012 - Top Image Systems, Ltd. (TIS) (Nasdaq: TISA), a leading ECM (Enterprise Content Management) intelligent content capture and delivery solutions provider, today announced record financial results for the third quarter ended September 30, 2012.

Third Quarter Year-over-Year Highlights include:

•	Revenues increased 16% to a record $8.3 million
•	Non-GAAP operating income increased 65% to $1.4 million
•	Non-GAAP operating margin grew 43% to 17% of revenue
•	Non-GAAP diluted EPS increased 100% to $0.10 per diluted share
•	Recurring revenue from maintenance was 24% of revenues or $2.0 million
•	Q3 2012 marks the 15th consecutive quarter of positive operating income
•	Top Image ended the quarter with $3 million in cash and no debt compared to $2.6 million as of December 31, 2011
•	In addition to the Financial Highlights of the Third Quarter, Top Image:

▪	Filed a patent for full-page (A4) capture using a mobile device, in preparation for the next generation of mobile capture requirements
▪	Signed Jack Henry & Associates as resellers to accelerate adoption of its mobile capture solutions
▪	Partnered with Datamark to grow US sales of non-mobile eFLOW software solutions, expecting this market to expand significantly before year-end
▪	Extended cooperation with ECM leader Saperion, and won first deal with Océ, a Canon company, both illustrating another effective partner channel by which Top Image is growing its market presence
▪	Together with Océ closed $3.5 million deal with UK arm of leading European financial institution
▪	Ranked as 1 of 5 “Leaders” by Forrester Research in Multichannel Capture, Q3 2012: Kofax, EMC, IBM, OpenText, and Top Image Systems

Dr. Ido Schechter, CEO of Top Image Systems (TISA), commented, “We focus on a Triangle of Success to continually grow revenues, profits and margins. In the first three quarters of 2012 we consistently met these goals. In Q4 we expect added contributions from a maturing pipeline of several sales force hires we made in late 2011.  Concentrating on our core sales proposition has resulted in a profitable, fast-growing business.  At the same time, we are now investing in US sales efforts, which we deem in the long-term to be an exponential growth opportunity, to diversify and expand our market exposure without sacrificing strong growth in revenue, margins or profit.”

“Our US strategy targets the newly developing mobile capture market and in parallel offers  our mature, proven, eFLOW® solutions, including our Banking Platform, Digital Mailroom (DMR) and Invoice Reader to financial institutions and other enterprises. To achieve these ends, we are signing with great partners to introduce our solutions to their US customers. In 2013, we will add direct sales staff to our US office to fortify these efforts. We reiterate that we expect to begin to penetrate both the US enterprise capture and mobile capture markets by closing deals in 2013. We continue in our traditional markets to execute on our Triangle of Success, with 24% recurring revenue. The increase in staff in the US is planned as part and parcel of a major growth effort that we foresee in the coming years. Any investment will be contingent upon and in direct proportion to our actual growth in the US, thus ensuring that we continue to increase profitability. Considering our present business activities, going forward, the US is definitely going to be a major geography for TIS.”

Dr. Schechter concluded, “Taking all of these factors into account, for 2012 TISA reiterates that it expects annual revenue growth of between 17% and 23%, to a range of $33.5 million to $35.3 million, and Non-GAAP operating income growth of between 21% and 29%, to a range of $4.4 million to $4.7 million.”

Third Quarter 2012 Year over Year Results

Revenues for the third quarter of 2012 increased 16% to $8.3 million, from $7.2 million for the same period in 2011. Non-GAAP operating income for the third quarter of 2012 increased 65% to $1.4 million, from $0.8 million for the same period in 2011. Non-GAAP net income in the third quarter of 2012 increased 137% to $1.3 million, from $0.5 million for the same period in 2011. Non-GAAP diluted EPS for the third quarter of 2012 increased 100% to $0.10, from $0.05 for the same period in 2011.

Nine Month 2012 Results

Revenues for the nine months ended September 30, 2012 increased 12% to $24.0 million, from $21.4 million for the same period in 2011. Non-GAAP operating income for the nine months ended September 30, 2012 increased 26% to $3.6 million, from $2.8 million for the same period in 2011. Non-GAAP net income for the nine months ended September 30, 2012 increased 32%, to $3.5 million, from $2.6 million for the same period in 2011. Non-GAAP diluted EPS for the nine months ended September 30, 2012 increased 17% to $0.28, from $0.24 for the same period in 2011.

Conference Call

The Company will be holding a conference call today, Wednesday, November 7th at 10 a.m. Eastern Time (7 a.m. Pacific Time, 5 p.m. Israel Time) to review the third quarter 2012 results.

Mr. Izhak Nakar, Active Chairman of TISA, and Ms. Gili Shalita, CFO will be on-line to discuss these results and to take part in a Question and Answer session.

US Toll-Free Dial-in Number: US Toll/ INTERNATIONAL Dial-in Number: Israel Toll-Free Dial-in Number:	1-877-941-8416 1-480-629-9808 1-809-21-4368

Conference ID:  4571637
The conference call is scheduled to begin at:

10 a.m. Eastern Time
  7 a.m. Pacific Time
  5 p.m. Israel Time

To join the live webcast, please click on the following link:
http://public.viavid.com/index.php?id=102193

For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the following three months the recorded webcast can be accessed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=102193

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which details amortization expenses and non-cash stock-based compensation expenses), and Non-GAAP Net Income (which details the impact of amortization expenses, non- cash stock-based compensation expenses and changes in fair value of convertible debentures). Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS's GAAP results provided in the attached financial statements for the third quarter ended September 30, 2012, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’s performance by excluding the impact of certain charges and gains that may not be indicative of TIS's core business operating results. TIS management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW™ Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	September 30,	December 31,
	2012	2011
	In thousands
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	$2,461	$2,090
Restricted cash	210	20
Trade receivables, net	8,108	4,631
Unbilled customers	453	-
Other accounts receivable and prepaid expenses	933	637

Total current assets	12,165	7,378

Long-term assets:
Severance pay funds	1,420	1,299
Restricted cash	317	499
Long-term deposits and long-term assets	81	84
Property and equipment, net	401	485
Intangible assets, net	-	11
Goodwill	6,130	5,842

Total long-term assets	8,349	8,220
Total assets	$20,514	$15,598

Liabilities and Shareholders' Equity

Current liabilities:

Trade payables	$427	$351
Deferred revenues	2,456	2,084
Accrued expenses and other accounts payable	2,620	2,480

Total current liabilities	5,503	4,915

Long-term liabilities:
Accrued severance pay	1,670	1,543

Total long-term liabilities	1,670	1,543

Total liabilities	$7,173	$6,458

Shareholders' equity	13,341	9,140
Total liabilities and shareholders' equity	$20,514	$15,598

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Three months ended			Three months ended
	September 30, 2012			September 30, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$8,272	$-	$8,272	$7,158	$-	$7,158
Cost of revenues	3,105	(16)	3,089	2,765	-	2,765
Gross profit	5,167	16	5,183	4,393	-	4,393

Research and development	521	(6)	515	527	-	527
Selling & marketing	2,124	(14)	2,110	2,030	(12)	2,018
General and administrative	1,357	(174)	1,183	1,016	-	1,016
	4,002	(194)	3,808	3,573	(12)	3,561
Operating income	1,165	210	1,375	820	12	832

Financial expenses, net	(38)	-	(38)	(244)	(42)	(286)
Income before taxes on income	1,127	210	1,337	576	(30)	546

Income tax expense	43	-	43	-	-	-
Net income	$1,084	$210	$1,294	$576	$(30)	$546

Basic earnings per share	$0.09		$0.11	$0.05		$0.05

Weighted average number of shares used in computing basic net earnings per share	11,555		11,555	10,855		10,855

Diluted earnings per share	$0.09		$0.10	$0.05		$0.05

Weighted average number of shares used in computing diluted net earnings per share	12,347		12,347	11,474		11,474

(1) Adjustments reflect the effect of (i) non-cash stock options expenses as per SFAS 123R (ii) amortization of intangible assets related to acquisition transactions and (iii) changes in fair value of convertible debentures:

		Three months ended			Three months ended
		September 30, 2012			September 30, 2011
		Adjustments (1)			Adjustments (1)
		Unaudited			Unaudited
Stock-based compensation expenses		210			-
Amortization of intangible assets related to acquisition		-			12
Change In Fair Value of Convertible Debentures		-			(42)
		$210			$(30)

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Nine months ended			Nine months ended
	September 30, 2012			September 30, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$23,980	$-	$23,980	$21,378	$-	$21,378
Cost of revenues	9,013	(48)	8,965	8,333	-	8,333
Gross Profit	14,967	48	15,015	13,045	-	13,045

Research and development	1,858	(18)	1,840	1,508	-	1,508
Selling & marketing	6,364	(53)	6,311	5,507	(34)	5,473
General and administrative	4,241	(958)	3,283	3,229	-	3,229
	12,463	(1,029)	11,434	10,244	(34)	10,210
Operating income	2,504	1,077	3,581	2,801	34	2,835

Financial expenses, net	(55)	-	(55)	(928)	741	(187)
Income before taxes on income	2,449	1,077	3,526	1,873	775	2,648

Income tax expense	27	-	27	3	-	3
Net income	$2,422	$1,077	$3,499	$1,870	$775	$2,645

Basic earnings per share	$0.21		$0.31	$0.19		$0.26

Weighted average number of shares used in computing basic net earnings per share	11,323		11,323	9,987		9,987

Diluted earnings per share	$0.20		$0.28	$0.17		$0.24

Weighted average number of shares used in computing diluted net earnings per share	12,338		12,338	10,993		10,993

(1) Adjustments reflect the effect of (i) non-cash stock options expenses as per SFAS 123R (ii) amortization of intangible assets related to acquisition transactions and (iii) changes in fair value of convertible debentures:

		Nine months ended			Nine months ended
		September 30, 2012			September 30, 2011
		Adjustments (1)			Adjustments (1)
		Unaudited			Unaudited
Stock-based compensation expenses		1,066			-
Amortization of intangible assets related to acquisition		11			34
Change In Fair Value of Convertible Debentures		-			741
		$1,077			$775